SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 24)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP No. 448579102	13D	Page 2 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A -1 and Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,837,636*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,837,636*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,837,636*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 18.6%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 28.2% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GHHC, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,090,620*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,090,620*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,090,620*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 16.9%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 25.6% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 15 Pages

1.

  Names of Reporting Persons

  I.R.S. Identification Nos. of Above Persons (Entities Only)

  Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,837,636*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,837,636*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,837,636*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 18.6%*
14.	Type of Reporting Person IN; OO

*

Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 101,142,712 shares of Common Stock outstanding as of May 12, 2020, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 28.2% of the total voting power of the Common Stock as of May 12, 2020, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 15 Pages

EXPLANATORY NOTE: This Amendment No. 24 to Schedule 13D (“Amendment No. 24”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 150 North Riverside Plaza, Chicago, Illinois 60606. This Amendment No. 24 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed by the Reporting Persons on December 2, 2013 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed by the Reporting Persons on January 3, 2014 (“Amendment No. 12”), Amendment No. 13 to Schedule 13D filed by the Reporting Persons on March 4, 2015 (“Amendment No. 13”), Amendment No. 14 to Schedule 13D filed by the Reporting Persons on September 2, 2015 (“Amendment No. 14”), Amendment No. 15 to Schedule 13D filed by the Reporting Persons on August 31, 2016 (“Amendment No. 15”), Amendment No. 16 to the Schedule 13D filed by the Reporting Persons on December 9, 2016 (“Amendment No. 16”), Amendment No. 17 to the Schedule 13D filed by the Reporting Persons on August 17, 2017 (“Amendment No. 17”), Amendment No. 18 to the Schedule 13D filed by the Reporting Persons on September 20, 2017 (“Amendment No. 18”), Amendment No. 19 to the Schedule 13D filed by the Reporting Persons on November 22, 2017 (“Amendment No. 19”), Amendment No. 20 to the Schedule 13D filed by the Reporting Persons on December 6, 2017 (“Amendment No. 20’), Amendment No. 21 to the Schedule 13D filed by the Reporting Persons on May 16, 2018 (“Amendment No. 21”), Amendment No. 22 to the Schedule 13D filed by the Reporting Persons on September 13, 2018 (“Amendment No. 22”) and Amendment No. 23 to the Schedule 13D filed by the Reporting Persons on August 16, 2019 (“Amendment No. 23”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and Amendment No. 23, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

CUSIP No. 448579102	13D	Page 6 of 15 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On February 28, 2020, UDQ Private Trust Company, LLC, as trustee of certain trusts for the benefit of Gigi Pritzker Pucker and certain of her lineal descendants, transferred an aggregate of 1,147,521 shares of Class B Common Stock to certain other trusts for the benefit of Gigi Pritzker Pucker and certain of her lineal descendants, of which UDQ Private Trust Company, LLC also serves as trustee (the “February 2020 Transfer”). No consideration was paid in connection with the February 2020 Transfer, and the February 2020 Transfer constitutes a “Permitted Transfer” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the February 2020 Transfer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The February 2020 Transfer was completed on February 28, 2020, as described in Item 3 of this Amendment No. 24.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 18,837,636 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 29.9% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of May 12, 2020, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 18.6% of the total number of shares of Common Stock outstanding and 28.2% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 15 Pages

Schedule A attached to this Amendment No. 24 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 24 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

GHHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 17,090,620 shares of Class B Common Stock. UDQ Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of the trust listed on Appendix A-1, which is the controlling member of GHHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock as well as the 1,747,016 shares of Class B Common Stock held by the trusts listed on Appendix A-2 for which it also serves as trustee. UDQ Trust is the sole member of UDQ Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Gigi Pritzker Pucker is the trustee of UDQ Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of UDQ Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Gigi Pritzker Pucker, Michael A. Pucker, Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin, P. Daniel Donohue and Derek Arend. The voting decisions of UDQ Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin, P. Daniel Donohue and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

Based solely on the information contained in the Form 4 filings filed on October 21, 2019 by a Separately Filing Group Member, such Separately Filing Group Member converted an aggregate of 275,170 shares of Class B Common Stock into 275,170 shares of Class A Common Stock.

Based solely on the information contained in the Form 4 filings filed on November 27, 2019 by a Separately Filing Group Member, such Separately Filing Group Member converted an aggregate of 700,000 shares of Class B Common Stock into 700,000 shares of Class A Common Stock.

Based solely on the information contained in an amendment to the Schedule 13D filed by a Separately Filing Group Member on May 22, 2020, such Separately Filing Group Member sold a total of 271,881 shares of Class A Common Stock in open-market transactions on May 20, 2020 and May 21, 2020. Based solely on the information contained in an amendment to the Schedule 13D filed by such Separately Filing Group Member on June 3, 2020, such Separately Filing Group Member sold a total of 1,728,119 shares of Class A Common Stock in open-market transactions between May 22, 2020 and June 3, 2020.

CUSIP No. 448579102	13D	Page 8 of 15 Pages

Based solely on the information contained in the Form 4 filings filed on June 8, 2020 and June 9, 2020 by another Separately Filing Group Member, such Separately Filing Group Member sold an aggregate of 435,243 shares of Class B Common Stock.

Based solely on the information contained in an amendment to the Schedule 13D filed by another Separately Filing Group Member on June 12, 2020, such Separately Filing Group Member exercised 119,707 stock appreciation rights at an exercise price of $40.96. At the time of the exercise, the market price of the underlying stock was $53.09 per share, and the stock appreciation rights were settled in stock through the net issuance of 27,350 shares of Class A Common Stock.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 296,349 shares of currently issued Class A Common Stock and 60,757,636 shares of Class A Common Stock issuable upon conversion of 60,757,636 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 0.8% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.4% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 60.4% of the total number of shares of Common Stock outstanding and 90.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 24 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 24 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 9 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On February 20, 2020, in connection with the February 2020 Transfer, UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-2 hereto, executed joinders to, and thereby became subject to the provisions of, the Amendment & Restated Global Hyatt Agreement and the Amended & Restated Foreign Global Hyatt Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2020

UDQ Private Trust Company, LLC, solely as trustee of the trusts listed on Appendix A-1 and Appendix A-2.

By:	/s/ Derek Arend
Derek Arend Vice President

GHHC, L.L.C.

By:	/s/ Derek Arend
Derek Arend President

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, not individually, but solely in the capacity as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, individually

[Signature Page to Amendment No. 24 to Schedule 13D]

CUSIP No. 448579102	13D	Page 11 of 15 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
F.L.P. Trust #14	South Dakota

CUSIP No. 448579102	13D	Page 12 of 15 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
Trust GPP-PTA	Bahamas
PDTA Gigi Trust	South Dakota
PDTB Gigi Trust	South Dakota
NPDT Abigail Trust	South Dakota
NPDT Maggie Trust	South Dakota
NPDT Jessica Trust	South Dakota

CUSIP No. 448579102	13D	Page 13 of 15 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
UDQ Private Trust Company, LLC, solely in the capacity as trustee of the trust listed on Appendix A-1 and the trusts listed on Appendix A-2.[6]	—	—	18,837,636	29.9%	18.6%	28.2%
GHHC, L.L.C.[6]	—	—	17,090,620	27.1%	16.9%	25.6%
Gigi Pritzker Pucker, individually and as trustee of UDQ Trust, solely in such trust’s capacity as the member of UDQ Private Trust Company, LLC[6]	—	—	18,837,636	29.9%	18.6%	28.2%

[1]

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

GHHC, L.L.C. is a member-managed Delaware limited liability company and directly holds 17,090,620 shares of Class B Common Stock. UDQ Private Trust Company, LLC is a manager-managed South Dakota limited liability company and the trustee of the trust listed on Appendix A-1, which is the controlling member of GHHC, L.L.C., and in such capacity may be deemed to beneficially own such shares of Class B Common Stock as well as the 1,747,016 shares of Class B Common Stock held by the trusts listed on Appendix A-2 for which it also serves as trustee. UDQ Trust is the sole member of UDQ Private Trust Company, LLC and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. Gigi Pritzker Pucker is the trustee of UDQ Trust and in such capacity may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. The investment decisions of UDQ Private Trust Company, LLC are made by the Trust Committee of its board of managers, consisting of Gigi Pritzker Pucker, Michael A. Pucker, Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin, P. Daniel Donohue and Derek Arend. The voting decisions of UDQ Private Trust Company, LLC are made by the independent members of the Trust Committee, consisting of Timothy M. Hurd, Edward W. Rabin, Paula H. McMenamin, P. Daniel Donohue and Derek Arend. The members of the Trust Committee disclaim beneficial ownership as a result of serving on the Trust Committee.

CUSIP No. 448579102	13D	Page 14 of 15 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	774,499	1.2%	*	1.2%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	29,938	*	22,520,767	35.7%	22.3%	33.7%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	2,420,151	3.8%	2.4%	3.6%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	6,457,104	10.2%	6.4%	9.7%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	7,215,797	11.4%	7.1%	10.8%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	251,761	*	2,162,655	3.4%	2.4%	3.3%
The Anthony N. Pritzker Family Foundation[14]	—	—	299,027	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	—	—	18,837,636	29.9%	18.6%	28.2%
Pritzker Family Group Totals	296,349	*	60,757,636	96.4%	60.4%	90.9%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of May 12, 2020, as reported in the Issuer’s Registration Statement on Form S-3, filed May 21, 2020, as adjusted to account for the conversion of an aggregate of 2,435,243 shares of Class B Common Stock into 2,435,243 shares of Class A Common Stock in connection with sales by certain Separately Filing Group members between May 20, 2020 and June 5, 2020.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock outstanding as of May 12, 2020, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 12, 2020, as adjusted, which is comprised of 38,114,681 shares of Class A Common Stock and 63,028,031 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 127,410 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 207,381 SARs that are currently exercisable at an exercise price of $43.44, 140,191 SARs that are currently exercisable at an exercise price of $49.39, 180,353 SARs that are currently exercisable at an exercise price of $56.27, 275,103 SARs that are currently exercisable at an exercise price of $47.36, 183,486 SARs that are currently exercisable at an exercise price of $52.65, 106,482 SARs that are currently exercisable at an exercise price of $80.02 and 73,056 SARS that are currently exercisable at an exercise price of $71.67. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 15 of 15 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.